As filed with the Securities and Exchange Commission on February 18, 2025

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Innovation and Growth Term Trust

(Name of Subject Company (Issuer))

BlackRock Innovation and Growth Term Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09260Q108

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Innovation and Growth Term Trust

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 50 Hudson Yards New York, New York 10001

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

BlackRock Innovation and Growth Term Trust

(NYSE: BIGZ)

What you need to know:

BlackRock Innovation and Growth Term Trust (NYSE: BIGZ) will be renamed and change its ticker to BlackRock Technology and Private Equity Term Trust (NYSE: BTX), change its principal investment strategies and be led by a new portfolio management team.

Why are the Fund’s principal investment strategies changing?

• BlackRock believes the most compelling opportunities in today’s market will come from transformational companies in technology and related industries.
• The Fund will seek to deliver alpha from investments across this rapidly evolving technology landscape, guided by a new dynamic approach and an experienced management team.
• The strategy changes will allow investors to participate in some of what BlackRock believes to be the most exciting market opportunities for long-term growth.
• No changes are being proposed with respect to the Fund’s investment objectives or the Fund’s distribution policy.

When are these changes taking place?
The Fund’s new name and ticker, revised principal investment strategies and new management team will take effect on or about Feb 20, 2025.

Upcoming tender offer:

Starting on June 9, 2025, you will have the opportunity to tender for repurchase by the Fund some or all of your shares at 99.5% of net asset value (NAV). The offer will expire on July 9, 2025. You will receive information on how to participate ahead of the commencement date.

Meet BTX’s portfolio management team:

Tony Kim Managing Director, Head of Fundamental Equities Global Technology Team, Portfolio Management Group

•	30 years of experience in technology investing

•	Managing technology closed-end funds for over a decade, investing across public and private assets

•	Flagship technology closed-end fund, BST, has delivered superior performance[1]

Reid Menge Managing Director, Fundamental Equities Global Technology Team, Portfolio Management Group

•	Co-portfolio manager for the Global Technology equity portfolios, responsible for coverage of the technology sector

•	Covered global technology and software in multiple roles prior to joining BlackRock

BlackRock’s quarterly commentary keeps you informed with unique insights about your investment. Please see the attached BIGZ commentary or visit BlackRock Closed-End Funds for additional information.

[1]	BlackRock, Bloomberg data as of 12/31/2024; Fund inception: 10/30/14

Important information about the Fund

This material is not an advertisement and is intended for existing shareholder use only. This document and the information contained herein relates solely to BlackRock Innovation and Growth Term Trust (BIGZ). The information contained herein does not relate to, and is not relevant to, any other fund or product sponsored or distributed by BlackRock or any of its affiliates.

This document is not an offer to sell any securities and is not a solicitation of an offer to buy any securities. Any offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

Common shares for the closed-end fund identified above are only available for purchase and sale at current market price on a stock exchange. A closed-end fund’s dividend yield, market price and NAV will fluctuate with market conditions. The information for this Fund is provided for informational purposes only and does not constitute a solicitation of an offer to buy or sell Fund shares.

Performance results reflect past performance and are no guarantee of future results. Current performance may be lower or higher than the performance data quoted. All returns assume reinvestment of all dividends. The market value and net asset value (NAV) of a fund’s shares will fluctuate with market conditions. Closed-end funds may trade at a premium to NAV but often trade at a discount.

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